Exhibit 99.1

TRUST UNIT RIGHTS INCENTIVE PLAN

(AMENDED AND RESTATED AS OF FEBRUARY 23, 2007)

This document sets out the terms and conditions of the Amended and Restated Trust Unit Rights Incentive Plan (the “Plan”) of Penn West Energy Trust (the “Trust”) adopted, approved and administered by the board of directors (the “Board”) of Penn West Petroleum Ltd. (“Penn West”).

1.                                       The purpose of the Plan is to provide directors, officers, consultants, employees and other service providers, as applicable (all of which are hereinafter called “Service Providers”), of the Trust and any of its subsidiaries, including Penn West, with an opportunity to acquire rights (“Rights”) to acquire trust units (“Trust Units”) of the Trust as designated from time to time by the Board of Penn West.  This will provide an increased incentive for these Service Providers to contribute to the future success and prosperity of the Trust, thus enhancing the value of the Trust Units for the benefit of all the unitholders of the Trust.

2.                                       The Plan came into effect on April 22, 2005, and was subsequently adopted and ratified by the Trust and approved by the shareholders of Penn West.  The Plan shall be approved by unitholders of the Trust every three years.

3.                                       Unless otherwise approved by the TSX and the unitholders of the Trust, the Trust may set aside and reserve for granting of Rights under the Plan and all other security based compensation arrangements of the Trust, up to 10% of the aggregate number of issued and outstanding Trust Units of the Trust.  Any increase in the issued and outstanding Trust Units will result in an increase in the available number of Trust Units issuable under the Plan, and any exercises or forfeitures of Rights will make new grants available under the Plan.

4.                                       Rights shall be granted by the Board from time to time, at its sole discretion, to Service Providers, provided that the aggregate number of Rights granted to any single holder of Rights or to the independent directors as a group shall not exceed 1% of the Trust Units.  No Service Provider shall have any rights to be granted Rights hereunder, except as may be specifically granted by the Board.  In addition: (i) the number of Trust Units issuable (or reserved for issuance) to insiders under the Plan and all other security based compensation arrangements of the Trust, cannot exceed 5% of the issued and outstanding Trust Units; and (ii) the number of Trust Units issued to insiders, within any one year period, under the Plan and all other security based compensation arrangements of the Trust, cannot exceed 2% of the issued and outstanding Trust Units.  For the purposes of this Plan, “insiders” bears the same meaning as found in the Ontario Securities Act and also includes associates and affiliates of the insider; and “issuance to insiders” or like phrases include direct and indirect issuances to insiders.

5.                                       Rights granted under the Plan may not be assigned or transferred by a holder thereof.

6.                                       The Plan is subject to the approval of the TSX and no Rights which may be granted prior to the receipt of such approval may be exercised until such approval has been received.

7.                                       Subject to the restrictions on exercise set out in paragraph 6 above and paragraphs 11, 13 and 14 below, Rights granted under the Plan may be exercised during a period (the “Exercise Period”) not exceeding six (6) years from the date upon which the Rights were granted (the “Grant Date”), pursuant to vesting schedules on a 20% per year cumulative basis commencing with the first anniversary of the grant of the Rights, subject to any other determination by the Board in its sole discretion.  At the expiration of the Exercise Period any Rights which have not been exercised shall expire and become null and void.

8.                                       The grant price (“Grant Price”) per Right granted hereunder shall be the volume weighted average trading price of the Trust Units on the TSX for the five trading days prior to the Grant Date (or, if the Trust Units are not then listed and posted for trading on the TSX, such price as required by such stock exchange in Canada on which such Trust Units are listed and posted for trading as may be selected for such purpose by the Board).  In the event that the Trust Units are not listed and posted for trading on any stock exchange in Canada, the Grant Price shall be determined by the Board in its sole discretion.  Notwithstanding the foregoing, in certain circumstances, such as when a Right is offered to an individual as an inducement to secure employment, the Grant Price may be otherwise determined, but only with the prior consent of all stock exchanges on which the Trust Units are at that time listed.

9.                                       The exercise price (“Exercise Price”) per Right granted hereunder shall be calculated by deducting from the Grant Price all distributions when paid (whether payable in cash, in securities or in any other assets of the Trust, but excluding a distribution of trust units pursuant to Section 5.5 or 5.9 of the Trust’s amended and restated trust indenture that is followed by a consolidation of the trust units pursuant to Section 3.8 of said indenture), on a per Trust Unit basis, made by the Trust after the Grant Date where the aggregate amount of all distributions made in each calendar month represent a return of more than 0.833% of the Trust’s recorded cost of oil and natural gas properties less accumulated depreciation and depletion associated with such oil and natural gas properties at the end of the last financial quarter for which financial statements have been reported.  In no event shall the Exercise Price be less than $1.00.

10.                                 The Plan shall be administered by the Board.  However, notwithstanding the foregoing or anything else contained in this Plan (and subject to compliance with applicable laws), the Board may delegate the administration of the Plan (or any part thereof) to a committee of directors (a “Committee”) appointed from time to time by the Board or to the President and Chief Executive Officer of Penn West (the “CEO”) pursuant to rules of procedure fixed by the Board.  If the Board delegates the administration of the Plan (in whole or in part) to a Committee or to the CEO, references herein to the “Board” shall be to such Committee or CEO, where applicable.

11.                                 The Board may establish a minimum Exercise Price and vary the vesting and expiry periods under the Plan provided that the duration of the Rights shall not exceed six years.

12.                                 The Board may amend or discontinue the Plan at any time without the consent of a holder of Rights provided that such amendment shall not alter or impair any Right previously granted under the Plan except as otherwise permitted hereunder.  In addition, the Board may, by resolution, amend this Plan and any Rights granted under it without unitholder approval, however, the Board will not be entitled to, absent unitholder and TSX approval: (i) increase the maximum number of Trust Units issuable pursuant to this Plan; or (ii) amend a Right held by an insider to lower the Grant Price or to extend the expiry date.

13.                                 Upon any holder of Rights ceasing to be a Service Provider for any reason whatsoever, other than the death of such holder of Rights, during the Exercise Period, all Rights which have not vested at such date shall terminate and become null and void, and such holder of Rights shall have until the earlier of:

(a)                                  three months from the date such holder of Rights ceased to be a Service Provider; or

(b)                                 the end of the Exercise Period,

to exercise the portions of any outstanding Rights which have vested in such holder of Rights pursuant to paragraph 7 above, and at the expiration of such three month period, any vested Rights which have not been so exercised shall terminate and become null and void; provided that upon the termination of any employee for cause, the Board may, in its sole discretion, determine that all vested Rights which have not been exercised shall immediately terminate and become null and void.  Notwithstanding the foregoing, in the event that the provisions of this paragraph 13 conflict with or are inconsistent with the express terms of a written employment agreement (an “Executive Employment Agreement”) between an executive officer of Penn West and Penn West, the terms of such Executive Employment Agreement shall govern.

14.                                 Upon the death of any individual holder of Rights during the Exercise Period, all Rights which have not vested at such date shall immediately vest, and the executor, administrator or personal representative of such holder of Rights shall have until the earlier of:

(a)                                  6 months from the date of the death of such holder of Rights; or

(b)                                 the end of the Exercise Period,

to exercise all outstanding Rights (all of which shall have vested as at the date of death), and at the expiration of such period, any Rights which have not been exercised shall terminate and become null and void.

15.                                 Rights granted hereunder shall be exercisable by a holder of Rights by delivering written notice in the form attached as Schedule “A” hereto to the Trust specifying the number of Rights being exercised, accompanied by payment in full of the Exercise Price for the number of Rights for which such exercise is made.  The calculation of the Exercise Price shall be ratified and confirmed by the Chief Financial Officer of Penn West. (In the event of the exercise of Rights by the Chief Financial Officer, the calculation of the Exercise Price shall be ratified and confirmed by the Chief Executive Officer).  Upon receipt of such notice made in accordance with the terms and conditions of the Plan, the Trust shall cause to be issued, and deliver to such holder of Rights, a certificate representing the Trust Units for which such Rights have been exercised.

16.                                 (a)           In the event, during any Exercise Period of any Rights granted hereunder, of any consolidation, subdivision, re-division or change of the Trust Units of the Trust into a greater or lesser number of Trust Units, then such outstanding Rights shall be deemed to be amended to be for such greater or lesser number of Trust Units as would have resulted if the Trust Units represented by such Rights had been issued and outstanding at the date of such consolidation, subdivision, re-division or change, and the Exercise Price shall be deemed to be adjusted on a pro rata basis.

(b)                                 In the event of any other capital reorganization of the Trust during any Exercise Period of any Rights granted hereunder not otherwise covered in subparagraph 16(a), or an amalgamation or merger (whether by plan of arrangement or otherwise) of the Trust and/or Penn West with or into any other entity or the sale of the properties and assets of the Trust (and the assets of its direct or indirect subsidiaries) as (or substantially as) an entirety to any other entity (and whether or not involving one or more third party entities) and provided that such event is not a “change of control” within the meaning of paragraph 17, each holder of Rights (if the holder has not exercised its Rights prior to the effective date of such capital reorganization, amalgamation, merger or sale) shall be entitled to receive and shall accept in exchange for the Rights then held by such holder, such number of rights or options (or similar securities) (the “New Securities”) to acquire such number and type of securities of the entity resulting from such capital reorganization, amalgamation or merger or to which such sale may be made, as the case may be, (the “New Entity”) and exercisable at such exercise price and terms of vesting, as is comparable to the Exercise Price and terms of vesting of the Rights, as the Board may determine in its absolute discretion, but subject in all cases to the receipt of any required regulatory and unitholder approvals.  The New Securities will be subject to the terms of any incentive plan governing the New Securities implemented by the New Entity.  For greater certainty the exchange of Rights for New Securities will be evidenced by the cancellation of the Rights and the grant of the New Securities.  Upon the issuance of such New Securities to the holder in exchange for its Rights, the obligation of the Trust to the holder in respect of the Rights so exchanged shall terminate and be at an end and the holder shall cease to have any further rights in respect thereof.

17.                                 The vesting provisions set out in paragraph 7 above shall be accelerated and all unexercised Rights may be exercised upon the effective date of a change of control of the Trust or Penn West.  For the purposes hereof, a “change of control” shall be deemed to occur upon the effective date of the earlier of any of the following events, provided that such event results in an actual change of control of the Trust or Penn West:

(a)                                  a successful “take-over bid” as defined in the Securities Act (Alberta), as amended, or any successor legislation thereto, pursuant to which the “offeror” would as a result of such take-over bid, if successful, beneficially own in excess of 50% of the outstanding Trust Units of the Trust or common shares of Penn West;

(b)                                 the issuance to or acquisition by any person, or group of persons acting in concert, of Trust Units of the Trust which in the aggregate total 50% or more of the then issued Trust Units of the Trust;

(c)                                  a change in the ownership of Penn West the effect of which is that a sufficient number of voting shares of Penn West taken on a fully diluted basis, necessary to elect a majority of directors to the Board of Penn West are not beneficially held or under the direction or control of the Trust;

(d)                                 the sale of all or substantially all of the assets of Penn West, except in conjunction with an internal reorganization as a result of which the Trust or any other affiliate of the Trust has the same, or substantially similar, interest, whether direct or indirect, in the assets, as the interest, whether direct or indirect, that it had prior to the reorganization; and

(e)                                  the termination of the Trust.

Notwithstanding the foregoing or anything else contained in this Plan, the Board shall have the complete and unfettered discretion to determine that any reorganization (which includes, without limitation, the occurrence of any one or more of the events enumerated in subparagraphs 16(b) and 17(a) through (e) or the occurrence of any other event the effect of which will be to exchange or substitute the Trust Units of the Trust for securities of another entity) (each such event a “Reorganization”) of or involving the Trust and/or Penn West and/or any of their respective affiliates (and whether or not involving one or more third party entities) is not an actual “change of control” for the purposes of this paragraph 17 if, as a result of such Reorganization, the holders of the issued and outstanding Trust Units immediately prior to such Reorganization are also the holders of at least 50% of the issued and outstanding equity securities of an entity that holds, directly or indirectly, all or substantially all of the assets of the Trust (and the assets of its direct and indirect subsidiaries) immediately following such Reorganization.

18.                                 The granting of Rights hereunder to any holder of Rights shall not obligate such holder of Rights to exercise such Rights or any portion thereof.

PENN WEST ENERGY TRUST, by its administrator Penn West Petroleum Ltd.

Per:	“signed”

Per:	“Signed”

SCHEDULE “A”

NOTICE OF EXERCISE OF UNIT RIGHTS

To:          Penn West Energy Trust (the “Trust”)

The undersigned holder of Rights hereby gives notice of intention to exercise Rights to purchase _______________ Trust Units of the Trust granted on _________________________________, 20__, at the following Exercise Price:

Grant Price             ($________.___)

Exercise Price        ($_________.___)

Payment in full of the aggregate Exercise Price for the total number of Rights being exercised is enclosed.

Date	Signature of Holder of Rights

Name (please print)

Address

Please have my Trust Unit certificate sent to me at:	above address

c/o 2200, 425 — 1st Street S.W.
RATIFIED AND CONFIRMED this	Calgary, Alberta
_____day of____________, 20__	T2P 3L8

PENN WEST PETROLEUM LTD.

Per:_____________________________________